DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/8/2006



1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership, Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

649,400

8. SHARED VOTING POWER

NA
9. SOLE DISPOSITIVE POWER

649,400

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

649,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

15.62%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________
The following constitutes Amendment No. 8 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on May 19, 2005. This Amendment No.8 amends and supersedes that
Schedule 13D as specifically set forth.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the registration of securities filed on August 8, 2006 there were 4,157,116.63 shares outstanding as of August 7, 2006.
The percentage set forth in this item (5a) was derived using such number.

BIGP beneficially own an aggregate of 488,000 shares of NRL or 11.74% of the outstanding shares. Phillip Goldstein beneficially owns an additional 161,400 shares of NRL or 3.88% of the outstanding shares held in accounts jointly with his wife, or in accounts managed by Mr. Goldstein.

Power to dispose and vote securities lies solely with BIGP for shares beneficially owned by BIGP and with Mr. Goldstein for shares held jointly by Mr. Goldstein and his wife and for shares held in accounts managed by Mr. Goldstein.

c. During the last sixty days the following shares of common stock were purchased, unless previously reported (there were no sales):

Date	Shares	Price
7/18/2006	1,000	23.8
7/27/2006	5,700	24.4
8/8/2006	3,000	25.3
8/9/2006	3,000	25.11
8/9/2006	5,000	25.11
8/18/2006	900	25.34
8/24/2006	500	25.55
8/25/2006	400	25.62
9/7/2006	1,000	25.85
9/7/2006	16,000	25.85
9/7/2006	2,000	25.85
9/8/2006	900	25.86
9/8/2006	7,300	25.86
9/8/2006	1,000	25.86
9/11/2006	1,600	25.93


d. BIGP or beneficial owners of accounts managed by Mr.
Goldstein are entitled to receive any dividend or sales proceeds.

e.NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2006

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP